SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 10, 2012, DRAWN UP IN SUMMARY FORMAT.

Publicly-held Company

Company Registry (NIRE): 35300396090

1.         Date:               May 10, 2012

2.         Time:              2:30 p.m.

3.         Venue:            Av. Brigadeiro Faria Lima, nº 3400 – 20º andar.

4.         Attendance:    Benjamin Steinbruch, Antonio Francisco dos Santos, Fernando Perrone and Rubens dos Santos – Board Members and Cláudia Maria Sarti – General Secretary of the Board of Directors.

6.         Matters Discussed: 6.1 – Capital Stock Increase – In light of the resolution approved at the Annual Shareholders’ Meeting held on April 27, 2012, which allocated R$2,859,052,636.29 from the Unrealized Profit Reserve to capital stock increase, the Board, pursuant to the provisions of article 19, item VIII of the Bylaws, unanimously approved the increase of the Company’s capital stock, through the capitalization of part of the unrealized profit reserve, in the amount of R$ 2,859,052,636.29, without issuing new shares. After the capitalization, the Company’s capital stock will increase from R$ 1,680,947,363.71 to R$ 4,540,000,000.00, maintaining the current equity interest of each shareholder, proceeding with the consequent amendment to article 5 of the Bylaws, which will be submitted to the approval of the next Extraordinary Shareholders’ Meeting. 6.2 – Appointment of the Chairman and Vice Chairman of the Board of Directors – The Board of Directors, pursuant to the provisions of article 14, paragraph 1, of the Company’s Bylaws, appointed the board members Messrs. Benjamin Steinbruch and Jacks Rabinovich as Chairman and Vice Chairman of the Company’s Board of Directors, respectively; 6.3 –Election of Audit Committee members – The Board, pursuant to the provisions of article 29 of the Bylaws, unanimously reelected the board members Yoshiaki Nakano and Fernando Perrone for a new term of office as members of the Audit Committee, and ratified the appointment, made on April 27, 2012, of Mr. Antonio Francisco dos Santos as member of the Audit Committee. The term of office of the Audit Committee members will be effective until the Annual Shareholders’ Meeting to be held in 2013, being extendable until the investiture of their successors.

This is a free English translation of the minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 25, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.